MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2023 PREPARED AS OF JANUARY 30th, 2024

NOTICE TO READER

The Management's Discussion and Analysis ("MD&A") report for Micromem Technologies Inc. for the fiscal year October 31, 2023, as attached, is dated as of January 30th, 2024, consistent with the date of the Independent Registered Public Accounting Firm report and with the original 52-109 CEO and CFO certification filings related thereto.

/s/ Dan Amadori	/s/ Joseph Fuda
Dan Amadori, CFO	Joseph Fuda, CEO
January 30th, 2024	January 30th, 2024

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2023 PREPARED AS OF JANUARY 30th, 2024

INTRODUCTION

The following sets out the Management's Discussion and Analysis ("MD&A") of the financial position and result of operations for the fiscal year ending October 31, 2023, of Micromem Technologies Inc. (the "Company", "Micromem" or "we"). The MD&A should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes for the fiscal years ending October 31, 2023, and 2022 which are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Additional information regarding the Company is available on the SEDAR website at www.sedar.com.

The Company's shares are traded on the OTCQB under the symbol MMTIF and on the Canadian Securities Exchange ("CSE") under the symbol MRM. In November 2007, the Company incorporated Micromem Applied Sensor Technologies Inc. ("MAST") for the purpose of moving forward with the planned commercialization of its technology.

Certain information provided by the Company in this MD&A and in other documents publicly filed throughout the year that are not recitation of historical facts may constitute forward-looking statements. The words "may", "would", "could", "will", "likely", "estimate", "believe", "expect", "forecast" and similar expressions are intended to identify forward-looking statements.

Readers are cautioned that such statements are only predictions, and the actual events or results may differ materially. In evaluating such forward-looking statements, readers should specifically consider the various factors that could cause actual events or results to differ materially from those indicated by such forward-looking statements.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward-looking information within the meaning of applicable Canadian securities legislation ("forward looking statements"). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance (often, but not always, using words or phrases such as "believes", "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", or "intends" or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken or achieved) are not statements of historical fact, but are "forward-looking statements". Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company's business or in its industry, to differ materially from the anticipated results, performance, achievements, or developments expressed or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions or results of operations that are based on assumptions about future conditions, courses of action and consequences. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions, or circumstances. The Company cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, the successful commercialization of our technology, comments about potential future revenues, joint development agreements and expectations of signed contracts with customers, etc. A number of inherent risks, uncertainties and factors affect the operations, performance and results of the Company and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks and uncertainties include the risk of not securing required capital in future, the risks of not successfully concluding agreements with potential partners on a timely basis and the risks associated with commercializing and bringing to market our technology. These risks are affected by certain factors that are beyond the Company's control: the existence of present and possible future government regulation, competition that exists in the Company's business, uncertainty of revenues, markets and profitability, as well as those other factors discussed in this MD&A report. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements and reference should also be made to the Company's Annual Information Form (prepared and filed in the form of a Form 20-F Annual Report pursuant to The Securities Exchange Act of 1934) for a description of risk factors.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

**********

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2023 PREPARED AS OF JANUARY 30th, 2024

TABLE OF CONTENTS:

1. OVERVIEW

2. BUSINESS DEVELOPMENTS IN 2023

3. FINANCING

4. DISCUSSION OF OPERATING RESULTS

5. RISKS AND UNCERTAINTIES

6. GOING CONCERN

7. OTHER MATTERS

8. SUBSEQUENT EVENTS

APPENDIX 1. COMMENTARY ON CONVERTIBLE DEBENTURES

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2023 PREPARED AS OF JANUARY 30th, 2024

1. OVERVIEW

Micromem is actively pursuing business opportunities in Romania.  It has been engaged in discussions with Romgaz, the state-controlled gas company in Romania for the past 21 months.  Under the Romgaz umbrella, the Company has also been pursuing discussions to complete multiple projects with Petrom, the state-controlled oil company and with Transelectrica, the major public utility and interconnection company in Romania.

The Company has previously completed a successful interwell tracer program with Chevron, utilizing a technology application for interwell tracing in operating oil wells.  The technology was developed in conjunction with a Silicon Valley-based design and engineering group who developed the technology which is, hereinafter, referred to as ARTRA.  The testing of a prototype analyzer was completed in Lost Hills, California with Chevron in 2019-2020.  The Company and Chevron committed approximately $5 million to this initiative.  We met most recently with Chevron personnel in August 2023 and again in December 2023.  We are maintaining an active dialogue with Chevron relating to our current undertakings in Romania and with respect to future business opportunities with Chevron.

The Company continues to raise capital for its ongoing operations; working capital continues to be constrained.  The Company's financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS").  Under IFRS we report our complex financial instruments (convertible debentures) with quarterly remeasurement of the debentures and the related derivative liabilities.  The result in such quarterly remeasurements is that the Company reports significant non-cash expenses in each quarter which have a material impact on our financial statement presentation.  This matter is more fully addressed in the body and in Appendix 1 of this MD&A report.

Our litigation with Steve Van Fleet, a former officer of the Company, was resolved in our favour in 2021. The Company has been receiving monthly payments from Mr. Van Fleet as part of the settlement agreement that was struck; these monthly payments are scheduled to continue through September, 2027.

The Company has now returned to more normalized operations in the post COVID-19 era.  We relocated our offices to smaller, less expensive premises in 2022.  We have four personnel who manage the Company's operations including Joseph Fuda, our President & CEO and Dan Amadori, our Chief Financial Officer, both of whom are our named executives.

The Company is scheduling the next Annual General Meeting of Shareholders for March-April 2024.

2. BUSINESS DEVELOPMENTS IN 2023:

Romgaz:  As the date of this report, the Company has had positive developments with respect to its working arrangements with Romgaz.  These developments include:

a) A senior team of technical advisors has been enlisted by Romgaz to assist in the execution of our go forward workplan.  This development team includes representation from the University of Oil and Gas of Ploiesti in Romania ("the University").  This team will be directed by Professor Dan Ioan Gheorghui, PhD. who serves as the President of the Romanian chapter of the World Energy Council.  The team also includes Professor Alin Dinita, PhD. who serves as the Head of Development Strategies and the Faculty of Mechanical and Electrical Engineering at the University of Ploiesti and Professor Alin Dinita, PhD. who serves as Pro-Dean of the Faculty of Electrical Engineering.

b) Micromem anticipates that it will finalize agreements with respect to three phases of go forward activity with Romgaz shortly.  The 3 phases, as have been previously reported include:

i. An initial purchase order for between 2-5 ARTRA units.  The University will evaluate these initial units and develop all required specifications for a well-mounted device that incorporates all required analytics software.  Upon completion, Micromem anticipates a second purchase order for up to 20 of these upgraded units for infield testing by Romgaz.  If these units perform successfully, an order for up to 3,800 units for gas wells and 1,200 units for oil wells will be forthcoming.  These commercial units will be fabricated in Romania.

ii. The concurrent development of analytics software for the ARTRA units and for broader applications. The software is to be customized for use by Romgaz and Petrom in their respective gas and oil well operations.  Micromem will maintain a 50% interest in the jointly developed analytics software which is intended to provide comprehensive real time data and analysis for operating wells. Micromem will realize recurring revenues as this software is utilized.

iii. The concurrent development of powerline monitoring solutions for the transmission and interconnection hardware currently in place in Romania's electric grid system. Micromem will work with its Romanian partners to develop both the powerline monitoring devices and the analytics software for the grid system.  It is anticipated that this initiative will be launched in the 2024 fiscal year.

(c) Micromem has now received the initial draft of the two-unit purchase order from Romgaz and the initial draft of the proposed joint venture agreement between Micromem and Romgaz who is purposed to develop the analytics software applications, the powerline monitoring technology applications and other initiatives going forward.

In anticipation of these developments in 2024, Micromem has planned for its business activity to include the following components:

(i) Continuance of its working relationship with the developer of the ARTRA technology which Chevron has successfully tested in onsite testing of operating oil wells.

(ii) Continuance of our working dialogue with Chevron.

(iii) We have previously established a Toronto-based engineering/product development team in cooperation with an established manufacturing and engineering group whom we expect to have a role in future as a strategic partner to Micromem.

(iv) We will plan to add additional senior management to the Micromem team in the project management, engineering, and financial reporting areas of discipline. We will also look to recruit additional corporate directors to our Board.

(b) Chevron:

We met with Chevron in their Houston offices in May 2023, in August 2023 and, most recently, in December 2023 to advise them of our current progress in our dealings with Romgaz.  Chevron continues to support these initiatives as we advance our development efforts.  We are maintaining an active dialogue with Chevron regarding our current undertakings in Romania and with respect to future business opportunities with Chevron.

In May 2023 we met with the developer of the original technology that Chevron deployed in the testing which they completed in Lost Hills California in 2019-2020. That developer will continue to work with Micromem in our current dealings with Romgaz.  Our discussions with the developer are ongoing on a regular basis.

(c) Covid  19  update:

The impact on the Company's operations of the COVID-19 pandemic has been discussed in previous reports.  The pandemic has previously resulted in delays in rolling out our Romgaz program.  We returned to normalized operations in 2023.

3. FINANCING

In 2023 the Company received gross proceeds of $535,525 from private placements and issued 9,864,500 common shares (2022: $207,588 and issued 5,012,450 common shares).

The Company issued 30,346,660 common shares relating to the conversion by debenture holders of their debentures totaling $1,742,226 during the year (2022: issued 26,443,820 common shares relating to conversion of debentures totaling $764,432).  The Company did not issue common shares with respect to the settlement of accounts payable in 2023, however, in 2022, it issued 413,674 common shares with respect to the settlement of $22,460 of accounts payable.

The Company's convertible debt structure is complex with 3 broad categories of such debt: (i) $CDN denominated debt with fixed conversion prices; (ii) $US denominated debt with fixed conversion prices, and (iii) $US denominated debt with variable conversion prices.  The term of the debt in each instance is typically between 4 months and 12 months.  In 2023 the Company has repaid certain convertible loans at maturity when due as requested by the debenture holder or converted the debenture into common shares at the request of the debenture holder or extended the term of the debenture through negotiations with the debenture holder - in this latter case, certain terms of the loan - interest rate and/or conversion price - have, in some instances, been adjusted as part of the extension.

Under IFRS reporting, such loans require quarterly remeasurements.  The application of the remeasurement methodology is very specific. This is more fully discussed in Section 4; in summary, there are several non-cash related income and expense charges that arise from such remeasurements.  We recorded the following non-cash charges in the fiscal years ending October 31, 2023 and 2022 none of which impact the Company's cash flows:

	2023	2022	Change
Accretion expense	$279,834	$1,179,603	$(899,769)
Loss on conversion of convertible debentures	21,120	94,326	(73,206)
Gain on revaluation of derivative liabilities	(658,503)	(409,607)	(248,896)
Loss on extinguishment/repayment of convertible debentures	1,428,066	152,773	1,275,293
Net expense	$1,070,517	$1,017,095	$53,422

******************

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2023 PREPARED AS OF JANUARY 30th, 2024

4.  DISCUSSION OF OPERATING RESULTS:

(a) Financial Position as at October 31, 2023:

	October 31, 2023	October 31, 2022
	(US $000)	(US $000)
Assets
Cash	$31	$33
Prepaid expenses and other receivables	104	18
	135	51
Property and equipment	33	48
Total assets	$168	$99

Liabilities
Accounts payables and other liabilities	$310	$326
Current lease liability	17	15
Convertible debentures	3,548	3,792
Derivative liabilities	1,079	641
	4,954	4,774
Non-current lease liability	12	29
Long-term loan	43	44
Total liabilities	5,009	4,847

Shareholders' Deficit
Share capital	90,472	87,785
Contributed surplus	24,869	27,460
Equity component of convertible debentures	3,220	793
Accumulated deficit	(123,402)	(120,786)
	(4,841)	(4,748)
Total liabilities and shareholders' deficit	$168	$99

Commentary:

1.	The Company's working capital deficiency is $4,818,699 on October 31, 2023 (2022: deficiency of $4,722,878).

2	In 2019 the Company evaluated its patent portfolio and its go forward strategy for its intellectual property portfolio. It decided that it would suspend its provisional patent filings in jurisdictions outside the United States where it has been issued several patents.
For financial reporting purposes the Company recorded an impairment reserve of $223,143 in 2019 and it reflects an amortized value of $nil as its patent assets at October 31, 2023 (2022: $nil). The Company believes that its patents remain as an asset to be exploited in future through the pursuit of licensing agreements with potential strategic partners.

3.	The Company continued to secure additional financing in 2023 through convertible debentures. Given the terms of the convertible debentures, the Company has measured, as appropriate, the prescribed accounting treatment for these convertible debentures and the related derivatives. These loans were typically of a short-term nature and, in many cases, renewed on multiple occasions; the related financial reporting has become progressively more complex. Refer to Section 4 of this report for additional commentary.

The balance reported as convertible debentures at October 31, 2023, is $3,548,059 (2022: $3,792,064) and the related derivative liability balance is $1,079,393 (2022: $641,299). The Company reports accretion expense on these debentures of $279,834 (2022: $1,179,603), a loss on the conversion of convertible debentures to share capital of $21,120 (2022: $94,326), a gain on the revaluation of the underlying derivative liabilities of $658,503 (2022: $409,607) and a loss on extinguishment/repayment of convertible debentures of $1,428,066 (2022: loss of $200,650). Management generally employs a Black Scholes valuation model although, for certain of the loan transactions contracted for, it uses a binomial measurement model.
Management acknowledges that the cost of financing to the Company is significant; interest on the convertible debentures is substantial. In 2023 we reported $540,929 of interest expense on convertible debt obligations (2022: $469,425).

During the 2023 and 2022 fiscal years, the Company secured funding from various sources, the significant components include:

	2023	2022

Private placements of shares for cash consideration	$535,525	$207,588
Bridge loan financing	$645,151	$765,671
Settlements for share consideration	$1,742,226	$764,432

	$2,922,902	$1,737,691

Operating Results:

The following table summarizes the Company's operating results for the years ended October 31, 2023, and 2022:

Discussion of operating Results

	Year Ended October 31
	2023	2022
	($000)	($000)
Administration	149	185
Professional fees and salaries	610	648
Stock-based compensation	218	41
Travel and entertainment	63	60
Depreciation of property and equipment	16	26
Amortization of patents	-	4
Foreign exchange gain	(63)	(176)
Accretion expense	280	1,180
Interest expense convertible debt	541	469
Other financing costs	86	13
Gain on revaluation of derivatives liabilities	(658)	(410)
Loss on conversion of convertible debentures	21	94
Loss on extinguishment/repayment of convertible debentures	1,429	153
Net expenses	2,692	2,287
Net comprehensive loss	2,692	(2,287)
Loss per share	-	-

Fiscal 2023 Compared to Fiscal 2022

a) Administration costs were $148,616 in 2023 versus $185,366 in 2022.  These costs include rent and occupancy costs of $17,663 (2022: $50,907), the Company reported sublet income for a portion of its office space in 2023 and 2022; in 2022  the Company also  received  Federal Government Covid 19 related  rent subsidies); office insurance costs of $1,930 (2022: $1,696; the Company did not renew its D&O insurance coverage after 2020), investor relations, listings and filing fees of $52,756 (2022: $64,769), other general and administrative expenses of $70,584 (2022: $59,938).

b) Professional and other fees and salaries costs were $610,052 in 2023 versus $647,710 in 2022. The components of these total costs include legal and audit related expenses of $144,244 in 2023 (2022: $110,933), 3rd party consulting fees were $67,664 in 2023 (2022: $69,563), staff salaries and benefits were $398,144 in 2023 (2022: $467,214).

The CFO has received $86,520 of management fees in 2023 (2022: $40,615). The CEO of the Company has received $190,317 of compensation in 2023 (2022: $92,902).

c) Travel and entertainment expenses were $63,360 in 2023 (2022: $59,504).

d) In 2023, the Company awarded 3,000,000 stock options to directors, officers and consultants. (2022: 2,025,000 stock options issued to directors, officers and consultants); the related expense of $217,965 was calculated using the Black Scholes option-pricing model (2022: $41,484).

e) Interest expense was $540,929 in 2023 versus $469,425 in 2022.  This represents the actual interest expense obligations incurred by the Company based on the stated interest rates on the convertible debenture notes.

f) Depreciation expense was $16,492 in 2023 relating to Capital Assets (2022: $29,755 consisting of $3,877 relating to patents and $ 25,878 relating to Capital Assets).

g) Financing costs were $86,352 in 2023 versus $13,233 in 2022.  These expenses relate to costs associated with the convertible debenture financings which the Company completed in 2023 and 2022.

h) The gain on foreign exchange reported in 2023 was $62,613 versus $176,477 in 2022.  This included the exchange relating to the translation of $CDN denominated transactions during the year and to Canadian denominated assets and liabilities at fiscal quarter and year ends.  It also included the foreign exchange relating to the initiation, renewal, conversion, and repayment of convertible debentures transactions during the fiscal years.  The Canadian dollar, relative to the US dollar was $0.7956 at October 31, 2021, $0.7327 at October 31, 2022 and $0.7209 at October 31, 2023.

i) The other expenses reported relate to the convertible debentures. These expenses are all non-cash expenses and compare as follows:

	2023	2022	Change
Accretion expense	$279,834	$1,179,603	$(899,769)
Loss on conversion of convertible debentures	21,120	94,326	(73,206)
Gain on revaluation of derivative liabilities	(658,503)	(409,607)	(248,896)
Loss on extinguishment/repayment of convertible debentures	1,428,066	152,773	1,275,293
Net expense	$1,070,517	$1,017,095	$53,422

C. Unaudited Quarterly Financial Information - Summary

Three months ended (unaudited)	Revenues	Expenses	Income (loss) in period	Loss per share
	$	$	$	$
October 31, 2023	-	(1,271,082)	1,271,082	-
July 31, 2023	-	(149,612)	149,612	-
April 30, 2023	-	3,896,034	(3,896,034)	0.01
January 31, 2023	-	216,330	(216,330)	-
October 31, 2022	-	(419,082)	419,082	-
July 31, 2022	-	1,421,173	(1,421,173)	-
April 30, 2022	-	(107,839)	107,839	-
January 31, 2022	-	1,392,843	(1,392,843)	-

Three months ended (unaudited)	Working capital (deficiency)	Capital assets at NBV	Other Assets	Total Assets	Shareholders ' equity (deficit)
October 31, 2023	(4,818,699)	32,767	-	168,350	(4,841,204)
July 31, 2023	(6,148,332)	36,331	-	240,608	(6,174,904)
April 30, 2023	(6,847,503)	39,466	-	309,695	(6,873,535)
January 31, 2023	(4,786,678)	43,779	-	105,556	(4,813,784)
October 31, 2022	(4,722,878)	48,092	-	99,519	(4,748,000)
July 31, 2022	(5,421,607)	4,445	-	97,504	(5,463,523)
April 30, 2022	(3,939,361)	11,630	-	93,372	(3,790,399)
January 31, 2022	(4,341,708)	18,816	1,877	148,789	(4,368,574)

**********

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2023 PREPARED AS OF JANUARY 30th, 2024

5.  RISKS AND UNCERTAINTIES

There are a number of risks which may individually or in aggregate affect the long-term commercial success of the Company, both known and unknown. An investment in the Company should be considered speculative due to the nature of the Company's activities and its current stage of development.

Stage of Development of Technology:

The Company has made strides in advancing its technology and in developing a product portfolio and in engaging customers in joint development projects. There remains the risk that the Company must successfully complete development work on these products to have available commercially viable products which can be licensed or sold.

Customers' Willingness to Purchase:

We have previously entered into joint development agreements whereby our prototype products are being subjected to rigorous testing by our partners. We expect to be successful in commercializing our product portfolio. If we are successful in doing so, our partners will then have to decide the extent to which they will adopt our technology for future use for their applications. The future revenue streams for the Company are dependent upon the rate of adoption by our customers and their willingness to do so.

Patent Portfolio:

The Company has previously committed time and effort and incurred significant costs with respect to the maintenance and development of our intellectual property portfolio. In 2019 it decided to abandon certain provisional patent filings in international jurisdictions which it believes does not impact on the core patent technology that the Company maintains.  Given the nature of IP development, the Company is subject to continuing risks that our patents could be successfully challenged and that our patent pending files may not ultimately be granted full patent status. The Company does not have extensive in-house resources so as to manage its IP portfolio in this environment and has traditionally relied heavily on its patent attorneys for these services.

Financing:

The Company has successfully raised funding each year over to continue to support its development initiatives and fund the Company's corporate structure and overheads. The Company must continue to source financing in order to continue to support its business initiatives.

Competitors:

The Company is subject to competition from other entities that may have greater financial resources and more in-house technical expertise.

Management Structure:

The Company is highly dependent on the services of a small number of senior management team members. If one of these individuals were unavailable, the Company could encounter a difficult transition process.

Foreign Currency Exposure:

The Company expects to sell its products and license technologies in the United States, in Canada and abroad. It has raised financing in both $CDN and $USD. The Company has not hedged its foreign currency exposure.  Foreign currency fluctuations present an ongoing risk to the business.

***************************

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2023 PREPARED AS OF JANUARY 30th, 2024

6.  GOING CONCERN

The consolidated financial statements have been prepared on the "going concern" basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast significant doubt about the Company's ability to continue as a going concern for a reasonable period of time in future.  During the year ended October 31, 2023, the Company reported a net loss and comprehensive loss of $2,691,670 (2022 - (2,287,095); 2021 $1,012,978) and negative cash flow from operations of $1,083,220 (2022 - 997,031; 2021 $762,766).  The Company's working capital deficiency as at October 31, 2023, is $4,818,699 (2022 - $4,722,878).

The Company's future success depends on the profitable commercialization of its proprietary  sensor technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company's planned operations through fiscal 2024 and beyond; however, the ability of the Company to continue as a going concern is dependent on its ability to secure additional financing and/or to profitably commercialize its technology. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

If the "going concern" assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments would be material.

**********

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
OR THE FISCAL YEAR ENDED OCTOBER 31, 2023 PREPARED AS OF JANUARY 30th, 2024

7.  OTHER MATTERS

(a)  Critical Accounting Policies

The accounting policies the Company believes are critical to the financial reporting process include foreign currency translation, financial instruments, convertible debentures and derivative liabilities, convertible debentures, fair value, property and equipment, impairment of long-lived assets, patents, deferred development costs, lease, stock-based compensation, and income taxes.  These critical accounting policies are set forth in Note 4 to our consolidated financial statements as of October 31, 2023.

(b)  Legal  matters: lawsuit vs Steven Van Fleet

We  have  previously reported on the litigation matter  relating  to Mr  Van Fleet, the  former  President  of  MAST , which  commenced  in 2018.

In 2021, the court ultimately dismissed all of Mr. Van Fleet’s claims,  found  that  he  was liable to  Micromem  and  MAST on their  counterclaims and ordered  an  inquest  to determine  damages. The inquest was held between June  3 - 7, 2021.

On June 16th, 2021, the court ordered that Micromem and MAST had established damages of $765,580, the full amount that had been requested. Additionally, the court awarded costs and statutory prejudgement interest from May 9, 2017. On June 29th, 2021, the court entered   a judgement (“Judgement”) in favor of Micromem  and  MAST and  against  Mr  Van Fleet   in the  amount  of $1,051,740.

With respect to the Company's efforts to collect on that Judgement, a settlement ("Settlement") was reached during October 2021.  Pursuant to the Settlement, the Company received an initial one-time payment and is entitled to additional monthly payments over a period of up to six years. The Company will record those payments as and when they are received. The total amount to be received by the Company if Mr. Van Fleet makes all the required payments under the terms of the Settlement will be less than the amount of the Judgement obtained by the Company, but if Mr. Van Fleet does not comply with the terms of the Settlement, it also provides the Company a means of enforcing a larger judgement against Mr. Van Fleet that is substantially in line with the Judgement.

(c) Legal Matter

On November 1, 2023, a former employee filed a statement of claim against the Company relating to employment termination without reasonable notice. The Company filed a statement of defence and counterclaim on November 29, 2023, denying all liability to the former employee. The Company considers the claims of the former employee to be without merit. At October 31, 2023, the timing and outcome of the claim is uncertain and accordingly, no provision has been recorded in these consolidated financial statements.

(d)  Contingencies and Commitments

The Company may be subject to litigation, claims and governmental and regulatory proceedings arising in the ordinary course of business.  In such cases, the Company accrues a loss contingency for these matters when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. There are no such accruals reflected in the Company's accounts at October 31, 2023.

The Company's lease that was extended in February 2017 for five years through July 2022 expired.  In August 2022 the Company moved to a smaller unit in the same commercial building pursuant to a lease from August 1, 2022 to July 31, 2025.  The lease stipulates base monthly and additional rental expense of $3,943 CDN.  Lease commitments are as follows - commitments less than one year of $26,109 CDN; 1 years to 5 years: $17,695.

(e)  Off-Balance Sheet Arrangements

At October 31, 2023, the Company has no off-balance sheet financial commitments and does not anticipate entering into any contracts of such nature other than the addition of new operating leases for equipment and premises as may be required in the normal course of business.

(f)  Share Capital

At October 31, 2023, the Company reports 510,368,838 common shares outstanding (2022: 467,607,678). Additionally, the Company has 9,775,000 stock options outstanding with a weighted average exercise price of $0.06 per share (2022: 11,725,000 options outstanding with a weighted average exercise price of $0.06 per share).

(f)  Management and Board of Directors

At our most recent Annual Meeting of Shareholders held on September 8, 2020, Joseph Fuda, Oliver Nepomuceno, and Alex Dey were re-elected to serve on our Board of Directors. Brian Von Herzen was not put forward for reelection to the Board  at the Annual Meeting. Joseph Fuda and Dan Amadori continue to serve as officers of the Company.

Our management team and directors, along with their 2023 remuneration, is presented as below:

	2023 remuneration
Individual	Position	Cash	Options	Total
Joseph Fuda	President, Director	141,198	21,046	162,244
Oliver Nepomuceno	Director	-	20,427	20,427
Alex Dey	Director	9,904	20,427	30,331
Dan Amadori	CFO	63,812	21,046	84,858
Total		214,914	82,946	297,860

(g)  Transactions with Related Parties

The Company reports the following related party transactions:

Key management compensation:

Key management personnel are persons responsible for planning, directing and controlling activities of the Company, including officers and directors. Compensation paid or payable to these individuals (or companies controlled by such individuals) is summarized as:

	2023	2022	2021
Professional, other fees and salaries	$214,914	$133,517	$107,202

Stock based compensation	82,946	-	227,500

	$297,860	$133,517	$334,702

In 2023 1,340,000 options were awarded at an exercise price of $0.07  (2022 - nil options granted; 2021 - 5,000,000 options at an exercise price of $0.05 per share).

Trade payables and other liabilities:

Included in trade payables and other liabilities at October 31, 2023 is $nil payable to a corporation controlled by an officer of the Company (2022 - $5,650 CDN (USD - $4,139)). In addition, at October 31, 2023, accounts payable includes $2,173 payable to a director (2022 - $nil).

(h)  Liquidity and Capital Resources

Liquidity:

We currently report negative cash flow from operations. This result will only change once we are generating sufficient revenue from either license fees, royalties or the sale of products utilizing our technology. In 2023 and subsequent to the end of the fiscal year, the Company continued to raise additional financing.

We currently have no lines of credit in place. We must continue to obtain financing from investors or from clients in support of our development projects.

We have granted to our directors, officers, and employee's options to purchase shares at prices that are at or above market price on the date of grant. At October 31, 2023 there are 9,775,000  options outstanding at a weighted average exercise price of $0.06 per share.

Capital Resources:   We have no commitments for capital expenditures as of October 31, 2023.

**********

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2023 PREPARED AS OF JANUARY 30th, 2024

9. SUBSEQUENT EVENTS

Subsequent to October 31, 2023:

(a) The Company secured four private placements with investors for net proceeds of $113,260 and issued a total of 2,400,000 common shares with no warrants, pursuant to prospectus and registrations set forth in applicable securities law.

(b) The Company secured $137,188 USD in convertible debentures with issuance dates between November 22, 2023, and January 12, 2024. The convertible debentures have a 12 month term, interest rate of 4% per annum and expiring dates ranging from November 22, 2024, to January 12, 2025. The conversion features become effective six months after initiation date.

(c) The Company secured $79,227 ($109,900 CDN) in a convertible debenture with a 12 month term, with an interest rate of 12% per annum and expiring on January 11, 2025.

(d) The Company converted $127,704 USD of convertible debentures and accrued interest through the issuance of 3,780,426 common shares.

(e) The Company repaid $154,391 USD on two of its convertible debenture, as well as a   partial payment of $5,000 USD on another convertible debenture.

(f) A total of 25,000 options expired on December 15, 2023.

(g) The Company extended convertible debentures with an original maturity date ranging between November 2, 2023, to January 27, 2024,  for an additional 6 months, expiring between May 2, 2024 and July 27, 2024. There were no significant changes to the terms of the convertible debentures as a result of the extension.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2023 PREPARED AS OF JANUARY 30th, 2024

APPENDIX 1

COMMENTARY ON CONVERTIBLE DEBENTURES:

This section of the report is intended to provide readers with additional information as to the nature of the reporting requirements, procedures, and impact of the convertible debt financings    that the Company has completed. The objective is to facilitate the reader's understanding of this complex aspect of the Company's financial statements.

(1) Overview: convertible debenture reporting

(a) We are required under IFRS reporting standards to measure the components of our convertible debt including the debt, the derivative liability, and the equity component of the face value of the debt, as appropriate, upon execution of the loan agreement with the lender.

(b) The measurement methodology that we employ is in accordance with prescribed guidelines under IFRS and International Accounting Guidelines. This methodology is either a Black Scholes pricing model or a binomial distribution measurement model, depending on which model is more suitable in each case. That determination is based on a subjective assessment by the Company.

(c) When we secure a convertible debenture from an investor, the terms which are finalized through negotiation with the investor will vary on a case-by-case basis in terms of the following aspects:

(i) Term (typically 2 months to 12 months).

(ii) Interest rate (typically 1 to 2% per month but, in some cases, between 5% - 10% per annum).

(iii) Conversion price (which may be fixed at initiation date or fixed at conversion date based on a formulaic calculation, denominated in Canadian dollars or U.S. Dollars, the latter being the functional currency of the Company and its subsidiaries).

(iv) The option for the Company to prepay the loan during the entire term of the loan or within an initial period of the term of the loan (typically up to 6 months).

(d) At maturity date of the debenture, the debenture holder may agree to extend the term of the loan for an additional period of time, either on the same basic terms as already exist or on renegotiated terms.

(2) Accounting measurements and periodic reporting of convertible debentures:

(a) To the extent that there is a derivative liability that arises in the initial measurement (1(a) above), we are required to revalue the derivative liability at each quarter end using prescribed Black Scholes or binomial methodology. Then, at  each  reporting  period , we are required to report this gain or loss on the revaluation in our  consolidated statements of income.

(b) To the extent that the face value of the loan - which is due at the maturity date - is greater than the amount that is assigned to the loan component of the total amount at inception of the loan (1(a) above), then this difference must be accreted over the term of the loan.  Typically, the loan term is from 2 months to 12 months.  Thus, over the term of the loan, we are required to report this accretion amount as an expense in our quarterly consolidated statements of income.

(c) To the extent that a loan is converted into common shares by the debenture holder, we will close out the loan at that point, record remaining accretion expense up to the date of conversion, remeasure the derivative liability and calculate a net gain or loss on conversion of the loan.  The net gain or loss is reported in our consolidated statements of income.

(3) Impact on financial reporting:

The realities and complexities of this prescribed accounting treatment gives rise to complicated disclosures in our financial statements and footnotes:

(a) We report substantial accretion expense in our audited financial statements.

(b) Over time, barring significant volatility in the share price, we generally report a gain on the settlement of the derivative liabilities. However, the quarterly revaluations of the derivative liabilities result in significant interim fluctuations.

(c) The calculated effective interest rate on debt can be substantial. To illustrate,(for example) if the reported  fair value of the debt is a small fraction of the face value at inception and it must be accreted to face value over the term (for example 2 months), then the effective rate of interest can be very high in these reported financials, as representing the rate that would be required  to step up the  reported value to the face value in the short period of the term of the loan.

It is essential, when reviewing our audited consolidated statements, to bear in mind the following:

a) Accretion expense is a non-cash item.

b) Gain or loss on revaluation of derivatives in a non-cash item.

c) Gain or loss on extinguishment of debentures is a non-cash item.

d) Gain or loss on conversion of debentures to common shares is a non -cash item.

The net non-cash expense (income) relating to items (a) - (d) above reported in the fiscal year ended October 31, 2023, was ($1,070,517) (2022: $1,017,095).

(4) Additional Comments:

The Company notes the following:

a) We have had to rely on convertible debenture financings as a primary means of securing financing over the past several years in order to continue our operations.

b) The actual interest expense on our convertible debentures which is interest paid to the debenture holders, is at a coupon rate typically ranging between 1% and 2% per month. The effective rate referenced above is an accounting measurement metric, not a payable obligation.

c) The use of convertible debentures has served to increase our outstanding number of shares over the past few years.

In 2023 the Company issued 30,346,660 common shares in settlement of $1,742,226 of debentures which were converted to common shares by the debenture holders (2022: 26,443,820 common shares in settlement of $764,432 of converted debentures; 2021: 15,611,852 common shares in settlement of $511,630 of converted debentures).

The Company plans to deemphasize or eliminate this complex and expensive source of financing in future as it develops and grows its business and is better able to secure more conventional, lower cost financing.

**********